FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 001-10306

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	RBS Covered Bond Consent Solicitation dated 17 November 2014

Exhibit 1

THE ROYAL BANK OF SCOTLAND PLC

AND RBS COVERED BONDS LIMITED LIABILITY PARTNERSHIP

ANNOUNCEMENT OF A CONSENT SOLICITATION TO COVERED BONDHOLDERS UNDER THE €25 BILLION GLOBAL COVERED BOND PROGRAMME (THE PROGRAMME)

€1,500,000,000, 3 PER CENT. SERIES 2 COVERED BONDS DUE 8 SEPTEMBER 2015
(ISIN: XS0539871763, COMMON CODE: 053987176)
€2,000,000,000, 3.875 PER CENT. SERIES 3 COVERED BONDS DUE 19 OCTOBER 2020
(ISIN: XS0551478844, COMMON CODE: 055147884)
€1,000,000,000, 4.125 PER CENT. SERIES 4 COVERED BONDS DUE 15 JANUARY 2018
(ISIN: XS0577751141, COMMON CODE: 057775114)
€2,000,000,000, 4 PER CENT. SERIES 5 COVERED BONDS DUE 15 MARCH 2016
(ISIN: XS0605124857, COMMON CODE: 060512485)
€750,000,000, 3.375 PER CENT. SERIES 7 COVERED BONDS DUE 23 NOVEMBER 2016
(ISIN: XS0708768253, COMMON CODE: 070876825)
£1,000,000,000, 5.125 PER CENT. SERIES 8 COVERED BONDS DUE 13 JANUARY 2024
(ISIN: XS0731407655, COMMON CODE: 073140765)

THE ROYAL BANK OF SCOTLAND PLC AND RBS COVERED BONDS LIMITED LIABILITY PARTNERSHIP ANNOUNCEMENT OF NOTICE OF MEETINGS TO COVERED BONDHOLDERS

The Royal Bank of Scotland plc (the Issuer) and RBS Covered Bonds Limited Liability Partnership (the LLP) announced today their invitation to holders of the €1,500,000,000, 3 per cent. Series 2 Covered Bonds due 8 September 2015 (ISIN: XS0539871763, Common Code: 053987176) (the Series 2 Covered Bonds), €2,000,000,000, 3.875 per cent. Series 3 Covered Bonds due 19 October 2020 (ISIN: XS0551478844, Common Code: 055147884) (the Series 3 Covered Bonds), €1,000,000,000, 4.125 per cent. Series 4 Covered Bonds due 15 January 2018 (ISIN: XS0577751141, Common Code: 057775114) (the Series 4 Covered Bonds), €2,000,000,000, 4 per cent. Series 5 Covered Bonds due 15 March 2016 (ISIN: XS0605124857, Common Code: 060512485) (the Series 5 Covered Bonds), €750,000,000, 3.375 per cent. Series 7 Covered Bonds due 23 November 2016 (ISIN: XS0708768253, Common Code: 070876825) (the Series 7 Covered Bonds) and £1,000,000,000, 5.125 per cent. Series 8 Covered Bonds due 13 January 2024 (ISIN: XS0731407655, Common Code: 073140765) (the Series 8 Covered Bonds, and together with the Series 2 Covered Bonds, the Series 3 Covered Bonds, the Series 4 Covered Bonds, the Series 5 Covered Bonds and the Series 7 Covered Bonds, the Covered Bonds, and the holders thereof, the Covered Bondholders) to vote in respect of three separate Extraordinary Resolutions in respect of their Covered Bonds. Capitalised terms used in this announcement have the meanings ascribed to them in the Consent Solicitation Memorandum dated 17 November 2014 (the Consent Solicitation Memorandum) which contains further information in relation to the proposed amendments referred to each of the Extraordinary Resolutions.

Background

On 13 March 2014, the Issuer's long-term unsecured and unsubordinated debt obligations were downgraded from A3 to Baa1 by Moody's Investors Services Limited (Moody's).  As a result of the downgrade, in order for The Royal Bank of Scotland plc (RBS) to remain as Swap Provider in respect of the Interest Rate Swap Agreement and the RBS Covered Bond Swap Agreement it had to take remedial action (as envisaged under the Swap Agreements) by obtaining (i) a guarantee of its obligations from an appropriately rated entity, (ii) a novation of its obligations to an alternative swap counterparty, or (iii) taking another action that will not adversely affect the ratings of the Covered Bonds.

Moody's latest counterparty criteria enable counterparties with a a long-term unsecured, unguaranteed and unsubordinated debt rating of lower than A3 to support Aaa rated securities if appropriate collateral posting requirements are in place.  Therefore, it has been decided to seek the consent of the Covered Bondholders to amend the Swap Agreements in order to (A) ensure that RBS can continue to act as Swap Provider and (B) implement, inter alia, the revised Moody's counterparty criteria, including lowering certain Moody's collateral and transfer triggers. These amendments will result in the Issuer (on the basis of the Issuer's current Moody's ratings) being eligible to continue to act as Swap Provider.

In addition, at the same time, the Issuer is seeking the opportunity to request a number of other amendments to update the programme documentation to reflect current rating agency criteria and methodologies and the most recent market standards and practice in a number of areas.

The modifications outlined in section 3 of the Consent Solicitation Memorandum comprise three separate Covered Bondholder proposals (each a Covered Bondholder Proposal and together, the Covered Bondholder Proposals) and are made on the terms and subject to the conditions contained in the Consent Solicitation Memorandum, copies of which are available to Covered Bondholders from the Tabulation Agent as per the contact details provided below.

Differences to the Previous Covered Bondholder Proposal and addition of an early consent fee

Following the proposal announced by the Issuer on 29 July 2014 (the Previous Covered Bondholder Proposal), the Issuer has taken into account the feedback received from its Covered Bondholders and as a consequence, these Covered Bondholder Proposals differ from the Previous Covered Bondholder Proposal in a number of respects.

In addition to (i) the division of the Previous Covered Bondholder Proposal into three separate proposals and (ii) the withdrawal and modification of some of the individual elements of the Previous Covered Bondholder Proposal, (iii) the Issuer will pay each eligible Covered Bondholder an early consent fee of up to 0.05 per cent of the principal amount outstanding which they have validly voted in favour of the Covered Bondholder Proposals. Covered Bondholders should refer to the Notice of Meetings and Consent Solicitation Memorandum for further details on these differences and details on the early consent fee.

Notice of Meeting

The meetings of holders of the Covered Bonds (the Meetings) to consider, and if thought fit, to pass each of the three Extraordinary Resolutions to approve the three Covered Bondholder Proposals will be held as follows:

(a) 11:00 a.m. (London time), first Covered Bondholders' Meeting held to consider the first Covered Bondholder Proposal;

(b) 11:15 a.m. (London time), second Covered Bondholders' Meeting held to consider the second Covered Bondholder Proposal; and

(c) 11:30 a.m. (London time), third Covered Bondholders' Meeting held to consider the third Covered Bondholder Proposal,

on 9 December 2014 at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD.

To view the Notice of Meetings, please click on the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2026X_-2014-11-17.pdf

The Issuer and the LLP propose to amend certain transaction documents and enter into certain new documents in order to implement each of the Covered Bondholder Proposals. Each Covered Bondholder Proposal, if approved at the Meetings and consented to by all appropriate parties, will, subject to it not being withdrawn by the Issuer and the LLP, be implemented within ten Business Days of the Meetings (or within ten Business Days of any adjourned meeting in the event of one or more of the Extraordinary Resolutions being passed at an adjourned meeting) (the Implementation Date).

Holders of Covered Bonds who wish to accept any of the Covered Bondholder Proposals should refer to the Consent Solicitation Memorandum for the procedures which must be followed in order to accept the Covered Bondholder Proposals.

The Early Consent Fee Deadline is 4:00 p.m. (London time) on 1 December 2014.

The Expiration Deadline/Final Voting Deadline is 3:00 p.m. (London time) on 5 December 2014.

Copies of the Third Amended and Restated Master Definitions and Construction Agreement, the Third Supplemental Trust Deed, the First Supplemental Deed of Charge, the Second Amended and Restated Bank Account Agreement, the First Amended and Restated Swap Collateral Account Agreement, the First Amended and Restated Cash Management Agreement, the First Amended and Restated RBS Mortgage Sale Agreement, the First Amended and Restated NWB Mortgage Sale Agreement, the Fourth Amended and Restated Limited Liability Partnership Deed, the First Amended and Restated Servicing Agreement, the Second Amended and Restated Interest Rate Swap Agreement and the Second Amended and Restated Covered Bond Swap Agreement and such other ancillary documents as may be necessary or desirable to give effect to the Extraordinary Resolutions will be available for inspection by Covered Bondholders at Allen & Overy LLP (One Bishops Square, London E1 6AD) 15 minutes before and during the Meetings (and any adjourned such Meetings) or by electronic transmission upon request to the Tabulation Agent and confirmation from the recipient that it (i) is a Covered Bondholder or a Beneficial Owner of the Covered Bonds, (ii) is not a person to or from whom it is unlawful to send the draft documents under applicable laws and regulations, (iii) consents to delivery of the draft documents by electronic transmission, (iv) acknowledges that the draft documents are confidential and agrees not to distribute or disclose them, to any other persons and (v) has understood the preceding terms on which the draft documents will be made available to it by electronic transmission.

For further information:

A complete description of the terms and conditions of each of the Covered Bondholder Proposals and the Consent Solicitation will be set out in the Consent Solicitation Memorandum.  Further details on the transaction can be obtained from:

The Dealer Manager
The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
Attn: Liability Management Group
Tel: +44 20 7085 8056 / 3781
Email: liabilitymanagement@rbs.com

Requests for copies of the Consent Solicitation Memorandum and the draft documentation should be directed to:

The Tabulation Agent:

Citibank N.A., London Branch
13th Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
Attn: Exchange Team - Agency & Trust
Telephone number: +44 20 7508 3867
Email: exchange.gats@citi.com

Requests for information in relation to voting and attendance at the Meetings should be directed to:
The Principal Paying Agent
Citibank, N.A., London Branch
Citigroup Centre
Canada Square
London E14 5LB
Attn: Agency & Trust

The Notice of Meetings has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

DISCLAIMER:  This announcement must be read in conjunction with the Consent Solicitation Memorandum.  The Consent Solicitation Memorandum contains important information which should be read carefully before any decision is made with respect to each of the Covered Bondholder Proposals.  If any Covered Bondholder is in doubt as to the action it should take, it is recommended to seek its own legal or financial advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser.  Any individual or company whose Covered Bonds are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to vote in respect of the Covered Bondholder Proposals.  None of the Issuer, the LLP the Tabulation Agent, the Principal Paying Agent, the Dealer Manager, the Bond Trustee or the Security Trustee for the Covered Bonds makes any recommendation as to whether or not or how holders of the Covered Bonds should vote in respect of the Covered Bondholder Proposals.

The distribution of this announcement and the Consent Solicitation Memorandum in certain jurisdictions may be restricted by law and persons into whose possession this announcement and the Consent Solicitation Memorandum comes are requested to inform themselves about, and to observe, any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 November 2014

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary